15473 East Freeway (I-10 East), Channelview, TX  77530
Telephone:  281-862-2201         Facsimile:  281-862-2522

Eugene L. Butler
Chief Financial Officer

October 7, 2008

Mr. Donald F. Delaney
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington DC 20549-3720

Re:          Deep Down, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 1, 2008
File No. 000-30351

Dear Mr. Delaney:

We respectfully request the consider our letter filed with EDGAR on October 7, 2008 our formal response (the “Amended Response Letter”) to the comments contained in the Staff’s letter dated August 27, 2008 (the “Comment Letter”) regarding our above-identified Form 10KSB.

We are filing the Amended Response Letter to retract our request for confidential treatment under 17 C.F.R. § 200.83 included in the letter filed with EDGAR on September 30, 2008 (the “Original Response Letter”).  We have determined our responses in the Original Response Letter to comments 1, 7 and 16 in the Comment Letter meet the disclosure requirements in Regulation S-K under the provisions of Staff Legal Bulletin No. 1 (with Addendum) “Confidential Treatment Requests” dated February 27, 1997 (Addendum included:  July 11, 2001).

Please contact me at (281) 862-2201, if you have any questions regarding our Amended Response Letter filed October 7, 2008 or amended Form 10-KSB filed September 30, 2008.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kind Regards,

/s/ EUGENE L. BUTLER Eugene L. Butler Chief Financial Officer

cc:  Robert L. Sonfield, Jr.

15473 East Freeway (I-10 East), Channelview, TX  77530
Telephone:  281-862-2201         Facsimile:  281-862-2522

Eugene L. Butler
Chief Financial Officer

October 7, 2008

Mr. Donald F. Delaney
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington DC 20549-3720

Re:         Deep Down, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 1, 2008
File No. 000-30351

Dear Mr. Delaney:

On behalf of Deep Down, Inc. (“Deep Down”), this letter is in response to your comments about the caption filings dated August 27, 2008, regarding our above-identified Form 10-KSB.  We will address each of your comments in the order presented and, for your convenience we have placed your comments in italics before our response and included our amended Form 10-KSB disclosure(s) where applicable.

In addition to filing with EDGAR the amended Form 10-KSB, we will overnight to you three (3) copies of each with the changes in the amended filings marked.

Form 10-K for the Fiscal Year Ended December 31, 2007

Description of Business, page 4

Corporate History, page 4

1.
We note that, on November 21, 2006, Subsea acquired all of the outstanding capital stock of Strategic Offshore Services Corporation ("SOS"), for 3,000 shares of Subsea's Series F Preferred Stock and 1,000 shares of Subsea's Series G Preferred Stock, from two of the three principal shareholders of Subsea. Additionally, you state that, since the operations of SOS did not constitute a business, you recognized compensation expense to such principal shareholders for the fair value of both series of preferred stock, totaling $3,340,792. Please tell us why you concluded that the exchange of shares should be reflected as compensation expense, rather than as a capital transaction, particularly considering that the transferors are principal owners. Please cite all authoritative literature supporting the basis for your conclusion.

Response:

When we examined the substance of the transaction, we concluded this was consideration issued for presumed services performed.   Our determination was based on the substantial evidential matter existing that SOS had ‘no’ assets or operations that were being “acquired”, and therefore did not constitute a business under the rules contained in EITF 98-3.  SOS did not contribute any assets, either tangible or intangible to Subsea.  As such, we analogized to SFAS 123R and treated the fair market value of the instruments issued as compensation expense.  As there was no requisite service period, we determined the amount of the initial fair market value should be accounted for as immediate compensation expense.

Business Overview, page 4

2.
We note that you increased your service and product offerings as a result of your recent acquisitions of Mako Technologies, Inc. and ElectroWave USA, Inc.  Please clarify how you determined whether the service and product offerings acquired from Mako and ElectroWave constitute separate operating segments. Explain how the identification of your operating segment(s) complies with the guidance of SFAS 131, paragraphs 10 through 15. In addition, please also tell us what consideration you gave to providing the disclosure required by paragraphs 25 and 26(a) of SFAS 131 in the notes to your consolidated financial statements.

Response:

For the year ended December 31, 2007, under provisions of SFAS 131, paragraph 10(b), we determined we had one operating segment.  Deep Down, Inc., a Delaware corporation (“Deep Down”), and ElectroWave USA, Inc. are combined for review by management of Deep Down, Inc., a Nevada corporation (“Deep Down, Inc.”) due to similarities in products and production lines; therefore, under provisions of SFAS 131, we determined that reporting under one operating segment was applicable and appropriate.  As our business grows through acquisitions and diversity in our product line, we will continue to evaluate our current segment reporting structure.

In order to comply with the disclosure required by SFAS 131, paragraph 26(a), we will amend our 2007 Form 10-KSB to include the following disclosure in the Business Overview on approximately page 5:

Segments

For the fiscal year ended December 31, 2007, we operated under one operating segment based on analysis of SFAS 131 “Disclosures about Segments of an Enterprise and Related Information.” The operations of Deep Down Delaware and ElectroWave were reviewed collectively by Deep Down’s management due to similarities in products and production processes. The Mako subsidiary was included in the consolidated operations of Deep Down since its acquisition effective December 1, 2007, but constitutes less than 10% of the total revenues for the fiscal year ended December 31, 2007. Therefore, Mako did not meet the quantitative thresholds for segment reporting for this fiscal year. Therefore, Mako did not meet the quantitative thresholds for segment reporting for this fiscal year.

Management is currently reviewing all operations related to segment reporting under the guidelines of SFAS 131 and plans to begin reporting operating segment(s) by the end of the 2008 fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies, page 17

3.
Please expand your critical accounting policy disclosures to discuss all significant estimates and assumptions that you evaluated corresponding to each of the critical accounting policy areas you identified. Please disclose how you arrived at each estimate, how accurate the estimate/assumptions have been in the past, how much the estimate/assumptions have changed in the past, and whether the estimate/assumptions are reasonably likely to change in the future. We refer you to FRR 501.14 for further guidance.

Response:

We have revised and amended our critical accounting policies to broaden the disclosure of our more significant judgments and estimates. As we grow the company through acquisitions, we are continuing to review and develop our policies.

Our amended Form 10-KSB includes the following updated disclosures in our Critical Accounting Policies, on approximately page 17:

Accounts Receivable  Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The allowance for doubtful accounts on trade receivables is our best estimate of the probable amount of credit losses in our existing accounts receivables.  A considerable amount of judgment is required in assessing the realization of receivables.  Relevant assessment factors include the credit worthiness of the customers and prior collection history.  Account balances are charged off against the allowance after all reasonable means are exhausted and the potential for recovery is considered remote.  The allowance requirements are based on the most current facts available and are re-evaluated and adjusted on a regular basis and as additional information is received.  We do not expect to have any off-balance sheet credit exposure related to our customers.

Long-Lived Assets  We evaluate long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts exceed the fair values of the assets. Assets to be disposed are reported at the lower of carrying values or fair values, less costs of disposal. We found no significant adjustments during our review of fixed assets.

Stock-Based Compensation  We account for stock-based compensation issued to employees and non-employees as required by SFAS No. 123(R) “Accounting for Stock Based Compensation.” Under these provisions, we record expense ratably over the requisite service period based on the fair value of the awards determined at the grant date utilizing the Black-Scholes pricing model for options and warrants. We first granted stock options in April 2007, and thus do not have extensive history upon which to evaluate our estimates. For fiscal 2007, we estimated forfeitures to be 0%, which was an accurate amount for the current fiscal year. We expect to increase our forfeiture estimate in future periods as we accumulate our history with regard to forfeitures.

Key assumptions used in the Black-Scholes model for both stock options and warrant valuations include (1) expected volatility (2) expected term (3) discount rate and (4) expected dividend yield. Since we do not have a sufficient trading history to determine the volatility of our own stock, we based our estimates of volatility on a representative peer group consisting of companies in the same industry, with similar market capitalizations and similar stage of development.

The fair value of each stock option or warrant grant is estimated on the date of the grant using the Black-Scholes model and is based on the following key assumptions for the year ended December 31, 2007:

Dividend yield	0%
Risk free interest rate	3.2% - 5.0%
Expected life	3 - 4 years
Expected volatility	52.7% - 61.3%

Revenue Recognition We generally recognize revenue once the following four criteria are met:  (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectability is reasonably assured.  For certain fabrication projects, revenue is recognized upon shipment or when customer-specific contract elements, (“milestone(s)”) are met.   Fabrication and sale of equipment billings are contingent upon satisfaction of a significant condition of sale milestone, including but not limited to, factory acceptance testing (“FAT”) and customer approval, and recognized upon transfer of title to the customer.  Service revenue is recognized as the service is provided. Expenses incurred to date that exceed milestone billings are adjusted during the month-end profitability review and represent the balance in our work-in-progress (“WIP”) account on our balance sheet.

All intercompany revenue accounts and balances were eliminated in consolidations during the month-end profitability review.

Net Income (Loss), page 23

4.
You present a net income reconciliation table, which appears to be a "non-GAAP" presentation, as it excludes amounts that are included in the most comparable GAAP measure (net income), and is not accompanied by all of the disclosures required by Item 10(e) of Regulation S-K. Additionally, the line item caption for the starting point and ending point are the same and do not clearly distinguish between the different GAAP and non-GAAP measures. Accordingly, please revise your disclosure to fully comply with the requirements of Item 10(e) of Regulation S-K.

Response:

We have revised our disclosure of net income to fully comply with the requirements of Item 10(e) of Regulation S-K by removing the net income reconciliation table, which was not an appropriate disclosure, as well as the discussion relating to the items in the net income reconciliation table.

In order to comply with the requirements of Item 10(e) of Regulation S-K, we will amend Form 10-KSB to include the following discussion relating to net income:

Net Income (loss)

Net income increased by approximately $3.8 million to $1.0 million for the twelve months ended December 31, 2007 as compared to a net loss of approximately $2.8 million for the comparable period in 2006 resulting from the items discussed above.

EBITDA, page 24

5.
We note that you present an EBITDA measure and a corresponding reconciliation of it to net income, along with other associated disclosures. However, your reconciliation and definition of EBITDA presented includes additional adjustments for other items (i.e., gain on debt extinguishment, other income/expense, and stock-based compensation expense), the inclusion of which does not conform to the specifically defined measure, EBITDA, as described in Item 10(e)(1)(ii)(a) of Regulation S-K. Please revise your disclosure to reflect the proper measure for EBITDA, or revise your disclosure to more accurately depict the non-GAAP measure you are presenting.

Response:

We have revised our disclosure of EBITDA to fully comply with the requirements of Item 10(e)(1)(ii)(a) of Regulation S-K by removing the additional adjustments (stock-based compensation, gain on debt extinguishment and other income/expense) from the table, and revising the discussion below the table to remove the additional adjustments, thus correctly reporting EBITDA. Our discussion of EBITDA also properly includes the disclosure required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, released by the SEC on June 13, 2003.

In order to comply with the requirements of Item 10(e)(1)(ii)(a) of Regulation S-K, we will amend Form 10-KSB to include the following table and discussion relating to EBITDA:

EBITDA

	2007	Pro-Forma 2006	Change	%
Net income (loss)	$952,509	$(2,811,627)	$3,764,136	133.9%
Tax expense	369,673	22,250	347,423	-
Interest	2,335,662	578,335	1,757,327	303.9%
Depreciation and amortization expense	426,964	166,468	260,496	156.5%
EBITDA	$4,084,808	$(2,044,574)	$6,129,382	299.8%

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP financial measure. Deep Down uses EBITDA as (1) an unaudited supplemental financial measure to assess the financial performance of its assets without regard to financing methods, capital structures, taxes or historical cost basis; (2) its liquidity and operating performance over time in relation to other companies that own similar assets and that the Company believes calculate EBITDA in a similar manner; and (3) the ability of Deep Down assets to generate cash sufficient for Deep Down to pay potential interest costs. Deep Down also understands that such data are used by investors to assess the Company's performance. However, the term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing Deep Down’s operating performance or liquidity, investors should not consider this data in isolation or as a substitute for net income, cash flow from operating activities, or other cash flow data calculated in accordance with generally accepted accounting principles. EBITDA increased by approximately $6.1 million to $4.1 million for the twelve months ended December 31, 2007 from approximately $(2.0) million for the comparable period in 2006.

6.
If you continue to use non-GAAP measures in future filings, ensure you include all the disclosure required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, released by the SEC on June 13, 2003.

Response:

We have noted the disclosure required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, released by the SEC on June 13, 2003 and will include in all future filings.

Financial Statements, page F-1

General

7.
We note that you accounted for the acquisition of Deep Down by Subsea as a purchase transaction, whereby Subsea was the accounting acquirer. Please clarify how you evaluated paragraphs 15 through 19 of SFAS 141 when determining that Subsea was the acquiring entity. In addition, tell us how you considered whether this transaction was a recapitalization of Subsea's capital structure. In this respect, please clarify whether Subsea had any material operations or assets (besides cash and cash equivalents) prior to the acquisition of Deep Down.

Response:

Subsea was formed as an acquisition company in June of 2006 and had no operations or business assets prior to the acquisition of Deep Down.  In November 2006, Subsea acquired SOS (in a transaction that was treated as consideration issued for presumed services), which also had no operations or business assets, then subsequently acquired Deep Down.  Additionally, in December 2006, Subsea, in a transaction treated as a reverse merger or recapitalization, acquired MediQuip Holdings, Inc. and changed its name to Deep Down, Inc.

We evaluated all the transactions under the provisions of SFAS 141 paragraphs 15 through 19.  In our analysis, we concluded that Subsea was the accounting acquirer because of the following change of control analysis:

•
the Subsea shareholders retained or received the largest portion of the voting rights; the SubSea owners ended up with 73% of voting control of the public entity (after the reverse merger with Mediquip). The predecessor shareholders of the acquired Deep Down, Inc. owned 70% of Deep Down prior to the transactions. Immediately subsequent to the SubSea acquisition, but before Mediquip’s reverse merger, the predecessor Deep Down owners had 45% of the voting control of entity. Subsequent to the Mediquip reverse merger, the predecessor owners of Deep Down owned 20% of the entity.

•	three of the four board members (the governing body) were original Subsea shareholders; and
•	two of the three senior management members were Subsea shareholders.

8.
Please clarify how you determined that predecessor financial statements of Deep Down are not required for all periods prior to Subsea's existence, with no lapse in audited periods or omission of other information. That is, explain how you considered the need to include audited financial statements of Deep Down, Inc., for all periods required under Item 310(a) of Regulation S-B (Rule 3-01 of Regulation S-X, subsequent to adopting guidance in Release 33.8760). The definition of a predecessor entity is set forth in Rule 405 of Regulation C.

Response:

The predecessor financial statements of Deep Down, Inc. were presented as required by Item 310(a) of Regulation S-B (Rule 3-01 of Regulation S-X, subsequent to adopting guidance in Release 33.8760)in Form 8-K filed on March 15, 2007. Such financial statements included the audited financial statements as of December 31, 2005, and for the fiscal years ended December 31, 2005 and 2004, and the unaudited financial statements as of September 30, 2006 and for the nine months ended September 30, 2006 and 2005.

Statements of Operations, page F-4

9.
We note that you present two sources of revenues, contract and rental, on the face of your statements of operations. However, you have omitted the disclosure of the corresponding cost of sales associated with each revenue type. Accordingly, please consider revising your presentation to disclose the cost of sales incurred from each revenue source disclosed.

Response:

The cost of goods sold related to rental revenue consists of depreciation expense on fixed assets that are rented to customers when not in use.  We charge a nominal storage fee to our customers for storage of assets purchased from us; and such revenue is included with rental revenue and carries a marginal expense. The total cost of sales related to all revenue producing activities approximated $285,717 for 2007, or 1% of our total revenue of $19.4 million for that fiscal year and considered immaterial.

We are currently reviewing our operations with respect to our product(s) and service lines, and expect to begin reporting by operating segment(s) for the fiscal year ended December 31, 2008.

10.
It appears that the gross profit measures presented in your statements of operations, and in your MD&A presentation and discussion on pages 20 and 21, may inappropriately exclude depreciation expenses attributable to cost of sales. Please clarify how your presentation complies with SAB Topic 11B which states, "depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation." If you have improperly excluded depreciation and amortization from cost of sales, please explain to us how you plan on correcting this error.

Response:

As discussed in our response to comment #9 (above), we have identified $285,717 that should have been classified as cost of goods sold related to revenue for 2007. This amount represents approximately 2% of the cost of goods currently reflected on the statement of operations for this fiscal year totaling $13.0 million and 1% of the total annual revenue. Mako’s operations have a more significant portion of depreciation expense related to its rental revenue, but their operations were only included for the month of December 2007. We are analyzing our operations and will reflect depreciation expense, as appropriate, in the cost of goods section for the fiscal year ended December 31, 2008.

Note 1: Nature of Business and Summary of Significant Accounting Policies

Accounts Receivable, page F-9

11.
Please clarify why such a large percentage of your revenues has not been collected as of December 31, 2007 and March 31, 2008, and remains in accounts receivable. Explain the collection terms that exist in your customer contracts and how these terms compare to your actual collection history. In addition, please demonstrate how you have met the collectability requirement of SAB Topic 13 in order to recognize revenue.

Response:

Accounts receivable at December 31, 2007 increased by $3.8 million compared to accounts receivable at September 30, 2007.  The reason accounts receivables had this significant increase was (i) inclusion of Mako Technologies’ accounts receivable of $1.5 million at December 31, 2007 and (ii) the consolidated revenue increased by $2.4 million in the fourth quarter over the third quarter.  We perform most of our work under “master service agreements”, which is typical in the oilfield service industry, with contractual collection terms of 30 days.  This industry has a history of slow collections.  Most of the work performed is in remote, international or offshore areas where it is difficult to get approvals from the customer on invoices and work performed.

During fiscal year 2007, we signed four contracts with major international companies that were for the design, development and fabrication of equipment to be used in the deep water drilling and production sector and invoiced using milestone billings.  The projects were to develop solutions to new problems encountered by the customer in deepwater drilling or production.  There were delays, design changes, documentation issues and in one case, delay in shipping due to a hurricane in Florida.  All four projects were completed and invoiced for $4.4 million during 2007.  We have collected 100% of $2.4 million, invoiced to two of the companies.  We have also collected another $1.0 million on the remaining two projects leaving a balance of $1.0 million to be collected.  During the quarter ended June 30, 2008, two customers disputed some of the costs of the work performed; therefore, we provided a reserve of approximately $.7 million at June 30, 2008, against the collectability of these invoices.

Our history of collections has been very good except for the four fabrication projects (first mentioned above) that we were engaged to assist our deepwater customers develop solutions to new problems developed by operation in very deep water.  All accounts receivable are a result of invoicing covered by master service contracts or specific project/product contracts.  Our work is performed in accordance with the contracts and as a result we are reasonably assured of collection.  The only disputes of costs have been on one-time new technology projects.  Our contracts and internal procedures demonstrate that the revenue has been properly recognized under the provision of SAB Topic 13.

Inventory and Work in Progress, page F-9

12.
Please describe the contractual provisions that do not permit you to bill your customers as 'work in process' is performed. As part of your response, please clarify the nature of the services or products that are in process and how you determined that it is appropriate to recognize revenue for such services or products. In addition, explain how you have determined that your unbilled receivables are collectable as of December 31, 2007 and March 31, 2008.

Response:

Amounts in our WIP account represent costs that have been incurred for time and materials that are not appropriate to be billed to customers at such date, according to the contractual terms.  Our billings are contingent upon satisfaction of a significant condition of sale (“milestone”), including but not limited to, FAT and customer approval.

At December 31, 2007 and March 31, 2008, we reviewed our unbilled receivables, in comparison with the amounts initially negotiated with the customer in the purchase orders agreements and job orders, including any change orders, and determined the overall amounts were collectible under those agreements.

Revenue Recognition, page F-11

13.
Your disclosure here and on pages 5 through 10 indicates that you provide a variety of product, service and rental deliverables to your customers. Please clarify how you review the deliverables in your multi-element contracts and apply the guidance of EITF 00-21 to allocate the arrangement fee to each deliverable. Please clarify the deliverables that are typically present in your contracts and how you apply the guidance of EITF 00-21 to determine whether the delivered items should be considered a separate unit of accounting.

Response:

Our revenue streams are covered by master service contracts for each customer, and work orders for each project.  Product fabrication revenue are usually covered by a short term fixed-fee contracts, services are normally covered by a time-based contract wherein services are billed and earned based on agreed-upon hourly rates, and rental revenue are covered by rental contracts.

Our fixed-fee revenue contracts with customers normally involve customized fabrication of specialized equipment in accordance with customer specifications, and normally do not involve other services (e.g. post-installation support service).   Hence, there are no separate units of accounting in the Company’s revenue contracts when applying the criteria under Paragraph 9 of EITF 00-21.

14.
If multiple-elements are present in your sales arrangements, revise to address the disclosure requirements of SAB Topic 13.B with respect to your multiple elements arrangements. In this respect, your disclosure should discuss the accounting policy for each unit of accounting, as well as how units of accounting are determined and valued.

Response:

We determined that we do not have multiple-elements in our sales arrangements under the provisions of EITF 00-21.

Note 3 - Business Combinations, page F-13

15.
We note that, in connection with your purchase of Mako Technologies, Inc., effective December 1, 2007, the initial acquisition payment, and related borrowing of the underlying funds for such payment, did not actually occur until January 2008. However, you reflected each of these transactions in your 2007 financial statements, "due to the certainty of payment, and the intention of all complete this payment prior to fiscal year end." Please clarify why you believe that GAAP would allow you to record these transactions occurring in January 2008 in your December 31, 2007 financial statements. In this respect, please clarify how you considered AU Section 560, when determining that this subsequent event should be recorded in your December 31, 2007 balance sheet.

Response:

Deep Down and Mako Technologies, Inc. signed the original purchase agreement on December 17 and 18, 2007 with an agreed upon effective date of December 1, 2007.  The closing date of the transaction with our debt service company was January 4, 2008.

We used the guidance of paragraph 48 of FAS No. 141 to determine the date of acquisition as December 1, 2007 as this was the date we took effective control of Mako, which is also supported by the written purchase agreement, filed as Exhibit 2.1 in our 2007 Form 10-KSB, filed April 1, 2008 with the Commission. Per paragraph 48, the designated date should ordinarily be the acquisition date for accounting purposes if a written agreement provides that effective control of the acquired entity is transferred to the acquiring entity on that date without restrictions except those required to protect the shareholders or other owners of the acquired entity; and that the parties may designate the end of an accounting period between the dates a business combination is initiated and consummated.

It was always the intention of the both parties that this transaction be accounted for in December 2007 supported by the written purchase agreement and the following series of events.  With respect to the Prospect funding; on December 21, 2007 we signed the amendment to the Credit Agreement for an additional $6.5 million with similar conditions as the $6.5 million facility entered into in August 2007.  The cash funding by Prospect originally occurred prior to December 31, 2007. At the request of the Prospect attorneys, we sent the money back to Prospect prior to December 31, 2007 because of a contract technicality.  On January 4, 2008, Prospect released the funds back to us, and we paid the Mako shareholders the first tranche of the acquisition price in cash and common stock.  As such, a receivable from Prospect was recorded as of December 31, 2007 representing the difference between the net loan proceeds and the cash amount paid to Mako shareholders.

We followed the principles of paragraph 04 of AU 560, which indicates that judgment and knowledge of the facts is key to the determination of the true existence of an event as of the balance sheet date. The knowledge of the facts of the transaction that both the buyer and seller intended for the purchase to close in December 2007 and the evidence of long term financing led us to the conclusion that the conditions existed at the balance sheet date under paragraph .03 of AU 560. Additionally, we reflected the cash received from the lender and corresponding liabilities settled to Mako shareholders subsequent to the balance sheet date as recommended by AU 560 paragraph 07, since the conditions existed at the balance sheet date, even though they were not outstanding for a relatively long period of time.

16.
Please clarify how you determined that the trademarks acquired from Mako will contribute to cash flows for a period of 25 years. Please provide your complete analysis of cash flows which supports this useful life. We refer you to paragraph 12 of SFAS 142 (including footnote 9).

Response:

Deep Down engaged the services of Hill Schwartz Spilker Keller, LLC “HSSK”, an independent third party, to perform an appraisal of the fair value of certain assets of Mako, to assist Deep Down with the purchase price allocation for financial reporting purposes under SFAS 141 and 142.

HSSK’s report related to Mako’s asset valuations, assigned a value of $1.1 million to the trademarks based on the royalty savings method of the Income Approach, with an indefinite life (see excerpt of the report following this discussion). We determined that a useful life of 25 years was more conservative and deemed to be the best estimate of the useful life based after consideration was given to the planned use of the trademarked assets and the projected time of the contribution to cash flows under SFAS 142 paragraph 12 and footnote 9.  Trademark protection was filed in 2006.

HSSK has given us written consent to reproduce the following excerpts from their report, “Appraisal of the Fair Value of Certain Assets of MAKO TECHNOLOGIES, INC. as of December 1, 2007”.

Below is the excerpt from HSSK’s appraisal, dated December 1, 2007, related to Mako’s valuation of trademarks:

VALUATION OF TRADEMARKS

Included in the assets acquired by the Purchaser was the Mako Trademark This Trademark represents a valuable asset as its ownership allows the Purchaser to benefit from its recognition within target markets and the positive reputation associated with the trademark without having to itself develop such recognition and reputation through the investment of significant time and expense, or paying a third party for use of a trademark that carries such recognition and reputation.

Selection of Valuation Approach

In considering which valuation approach should be utilized in determining the Fair Value of the Trademark, we noted that the Market Approach would offer no meaningful indication of value since no reliable source of information on transactions involving significantly similar assets was available. In addition, there had never been a transaction involving the subject Trademarks so as to provide an indication as to its value.

We also considered the use of the Asset Approach; however, no reliable source of information regarding the replacement cost of the Trademark, or of similar assets, was available. Although it was determined that the Trademark allows the Company to generate incremental cash flow through the competitive advantage the Company gains through its use, we concluded that the data required to quantify that incremental cash flow was not readily available. In addition, the Company had never licensed the Trademark and no future licensing of the Trademark was expected. As such the DCF and capitalization of cash flow methods of the Income Approach were not useful in developing an indication of value. However, the royalty savings method of the Income Approach was determined to be useful in developing an indication of value based on the Company’s avoiding such royalty payments due to its ownership of the Trademark.

Valuation

Revenues

In applying the royalty savings method, we developed forecasts of the revenue that will be generated through the use of the Trademark. The forecasts were based on the LTM revenues generated through the use of the Trademark with future revenue based on growth expectations for such revenues.

Royalty Rate

We next determined an appropriate arm’s-length royalty rate for the trademark associated with Mako. The royalty rate is the estimated amount that a licensor and a licensee would negotiate if both had reasonably and voluntarily attempted to reach an agreement.

In assigning a royalty rate for the Trademark, the following factors were considered:

•	Prevailing royalty rates for trademarks ranged from 0.1% to 10.0% of sales, with an average of 3.5%, a median of 3.3% and an inner range (25th to 75th percentiles) of 1.3% to 5.0%;
•	The level of recognition of the trademark;
•	The degree to which Mako gains a competitive advantage in its dealings with prospective referral sources and customers based on its use of the Trademark;
•	The degree to which management plans to utilize the Trademark in the future;
•	The degree to which the Trademark are supported through advertising and marketing;
•
The expected operating margins of Mako and consideration of the 25% rule whereby one would not expect a trademark licensee to pay more than 25% of expected operating margin for the use of the trademark.

Based on these considerations, we utilized a 2.1% royalty rate for the Trademark belonging to Mako.

Conclusion of Value

We applied the royalty rate for the Trademark to the forecasted revenue related to the revenues generated using the Trademark, to obtain a stream of royalty expenses that Mako avoids through its ownership (or right of use) of the Trademark. We then reduced the royalty savings stream for taxes and discounted the stream to present value, based on a 23% discount rate. In order to recognize the royalty savings after Period 5, we utilized a capitalization method based on a perpetual growth rate for the royalty savings and the discount rate. We then added an amortization benefit (based on the 23% discount rate, a 35% tax rate and a 15-year statutory tax life), resulting in a Fair Value of $1,071,000 as follows:

TRADEMARKS APPRAISAL

MAKO TRADEMARK		Period 1	Period 2	Period 3	Period 4	Period 5
Revenues Subject to Royalty		$7,635,200	$9,124,100	$12,865,000	$15,631,000	$16,256,200
Royalty Savings	2.1%	160,000	191,000	269,000	327,000	340,000
Income Tax		56,000	67,000	94,000	114,000	119,000
		35.0%	35.0%	35.0%	35.0%	35.0%
After-tax Royalty Savings		104,000	124,000	175,000	213,000	221,000
Discount Rate		23.0%	23.0%	23.0%	23.0%	23.0%
Terminal Growth Rate						4.0%
Terminal Value						1,341,605

Present Value Factor		0.9017	0.7331	0.5960	0.4845	0.3939

Present Value
- Period After-tax Royalty Savings		$93,800	$90,900	$104,300	$103,200	$87,100
- Terminal Value						477,000

Indicated Value						$956,300

Combined Indicated Value	$956,200
Add: Amortization benefit	115,000

Fair Value	$1,071,200

Rounded	$1,071,000

Remaining Useful Life

Trademarks supported by significant advertising/marketing expenditures and which provide the owner with a competitive advantage through their use would typically be considered to have a longer, in some cases even an indefinite, life. Similarly, trademarks that are associated with a company’s name or logo are more typically considered to have longer lives, as do trademarks for products for which there is no reasonable estimate as to the underlying product’s life.

Based on our analysis, our conversations with management and the significance of revenues related to the use of the trademarks, we concluded that the trademarks have an indefinite life.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kind Regards,

/s/ EUGENE L. BUTLER Eugene L. Butler Chief Financial Officer

cc  Robert L. Sonfield, Jr.